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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            ENVIROTEST SYSTEMS CORP.
                                (NAME OF ISSUER)
                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   29409W105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                              TERRENCE P. MCKENNA
                    C/O ENVIRONMENTAL SYSTEMS PRODUCTS, INC.
                                 7 KRIPES ROAD
                         EAST GRANBY, CONNECTICUT 06026
                                 (860) 653-0081

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)
                            ------------------------

                                    COPY TO:

                           RICHARD I. ANSBACHER, ESQ.
                           ELISABETH J. HARPER, ESQ.
                        SHAW PITTMAN POTTS & TROWBRIDGE
                              2300 N STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-8000
                            ------------------------

                                AUGUST 12, 1998
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
                            ------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box. [ ]

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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    CUSIP NO. 29409W105             13D                    PAGE 2 OF 7

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   1.      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           Stone Rivet, Inc. (E.I.N. 06-1523253)
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   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                 (b) [ ]
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   3.      SEC USE ONLY
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   4.      SOURCE OF FUNDS
           BK, AF
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   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f)                            [ ]
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   6.      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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   7.      SOLE VOTING POWER
           6,029,657*
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   8.      SHARED VOTING POWER
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   9.      SOLE DISPOSITIVE POWER
           6,029,657*
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  10.      SHARED DISPOSITIVE POWER
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  11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,029,657*
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  12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            [ ]
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  13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.8%
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  14.      TYPE OF REPORTING PERSON
           CO
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           * On August 12, 1998, Environmental Systems Products, Inc.
             ("Parent") and Stone Rivet, Inc., a wholly owned subsidiary of Parent (the "Purchaser"), entered into Stockholder
             Agreements with certain stockholders (the "Stockholders")
             of Envirotest Systems Corp. (the "Company"), pursuant to
             which the Stockholders have agreed to tender to the
             Purchaser an aggregate of 6,029,657 shares of Class A
             Common Stock of the Company (the "Shares"), or
             approximately 49.8% of the Shares outstanding as of August
             12, 1998. Certain Stockholders who own Class B Common
             Stock and Class C Common Stock, which are convertible into
             Shares on a one-for-one basis at any time at the holders'
             option, have agreed to convert a portion of such shares of
             Class B Common Stock and Class C Common Stock into Shares
             and tender such Shares in the Offer (as defined herein).
             The amounts set forth above include the Shares issuable
             upon conversion of the shares of Class B Common Stock and
             Class C Common Stock subject to the Stockholder
             Agreements. In addition, any Shares that any such
             Stockholder may subsequently acquire (by exercise of stock options or otherwise) automatically become subject to the
             provisions of the Stockholder Agreements. Pursuant to the
             Stockholder Agreements, each Stockholder has also
             delivered an irrevocable proxy to the Purchaser to vote,
             or grant a consent or approval in respect of, the Shares
             subject to the Stockholder Agreements in favor of the
             Merger (as defined below) and against any transaction with a third party other than the transactions contemplated by
             the Offer and the Merger. The Stockholder Agreements are
             more fully described in Section 11 of the Offer to
             Purchase (as defined below).

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

    CUSIP NO. 29409W105             13D                    PAGE 3 OF 7

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   1.      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           Environmental Systems Products, Inc. (E.I.N. 06-1285832)
---------------------------------------------------------------------------

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                 (b)  [ ]
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   3.      SEC USE ONLY
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   4.      SOURCE OF FUNDS
           BK, AF
---------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f)                             [ ]
---------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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   7.      SOLE VOTING POWER
           6,029,657*
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   8.      SHARED VOTING POWER
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   9.      SOLE DISPOSITIVE POWER
           6,029,657*
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  10.      SHARED DISPOSITIVE POWER
---------------------------------------------------------------------------
  11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,029,657*
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  12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                             [ ]
---------------------------------------------------------------------------
  13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.8%
---------------------------------------------------------------------------
  14.      TYPE OF REPORTING PERSON
           CO
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           * The footnote on page 2 is incorporated herein by
           reference.

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

ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "Shares") of Envirotest Systems Corp., a Delaware corporation. The principal executive offices of the Company are located at 246 Sobrante Way, Sunnyvale, California 94086-4807 (telephone (408) 774-6300).

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c), (f) Environmental Systems Products, Inc., a Delaware corporation ("Parent"), and its wholly owned subsidiary, Stone Rivet, Inc., a Delaware corporation, ("Purchaser") both have their principal executive offices at 7 Kripes Road, East Granby, Connecticut 06026. Parent and the Purchaser have also filed a Tender Offer Statement on Schedule 14D-1 relating to the offer by the Purchaser to purchase all outstanding Shares, at $17.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 1998 (the "Offer to Purchase"), and any amendments or supplements thereto (which collectively constitute the "Offer"), a copy of which is attached hereto as Exhibit 99(a)(1) hereto and incorporated herein by reference. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each executive officer and director of the Purchaser and Parent, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in
Schedule 1 to the Offer to Purchase and is incorporated herein by reference.

     (e) During the last five years none of the Purchaser or Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed in
Schedule I to the Offer to Purchase, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Purchaser or Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

     (a)-(h) The information set forth in the Introduction and Section 11 ("The Purpose of the Offer; The Merger Agreement; Plans for the Company") and Section 12 ("Effect of the Offer on the Market for the Shares, AMEX Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(c) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and Parent") and Section 11 ("The Purpose of the Offer; The Merger Agreement; Plans for the Company -- Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

     (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Purpose of the Offer; The Merger Agreement; Plans for the Company"), Section 14 ("Certain Legal Matters") and Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Sections 10, 11, 14 and 15 of the Offer to Purchase, none of the Purchaser or Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

99(a)(1)                 Offer to Purchase, dated August 19, 1998.
99(b)(1)                 Commitment Letter, dated August 12, 1998, executed by Credit
                         Suisse First Boston.
99(b)(2)                 Commitment Letter, dated August 12, 1998, from Newmall
                         Limited to the Purchaser regarding capital contribution.
99(c)(1)                 Agreement and Plan of Merger, dated August 12, 1998, among
                         Parent, the Purchaser and the Company.
99(c)(2)                 Stockholders' Agreement, dated August 12, 1998, among Parent and the Purchaser and certain stockholders of the Company
                         named therein.
99(c)(3)                 Stockholder Agreement, dated August 12, 1998, among Parent and the Purchaser and Chemical Equity Associates.

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                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

Date: August 21, 1998
                                          STONE RIVET, INC.

                                          By:    /s/ TERRENCE P. MCKENNA
                                            ------------------------------------
                                            Name: Terrence P. McKenna
                                            Title: President and Chief Executive
                                              Officer

Date: August 21, 1998
                                          ENVIRONMENTAL SYSTEMS
                                          PRODUCTS, INC.

                                          By:    /s/ TERRENCE P. MCKENNA
                                            ------------------------------------
                                            Name: Terrence P. McKenna
                                            Title: President and Chief Executive
                                              Officer

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